UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALTA MESA RESOURCES, INC.

(Name of Issuer)

Class A Common Stock ($0.0001 par value per share)

(Title of Class of Securities)

02133L109

(CUSIP Number)

William W. McMullen

1201 Louisiana Street, Suite 3308

Houston, Texas 77002

(713) 400-8210

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 21, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 02133L109

1.	Names of Reporting Persons: Bayou City Energy Management LLC I.R.S. Identification Nos. of above persons (entities only): 47-4114258
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 84,706,140
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 84,706,140
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,706,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 18.68%
14.	Type of Reporting Person (See Instructions): IA

CUSIP No. 02133L109

1.	Names of Reporting Persons: BCE-AMH Holdings, LLC I.R.S. Identification Nos. of above persons (entities only): 81-0992591
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 13,717,224
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 13,717,224
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 13,717,224
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 3.02%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 02133L109

1.	Names of Reporting Persons: BCE-MESA Holdings, LLC I.R.S. Identification Nos. of above persons (entities only): 36-4842735
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 67,588,116
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 67,588,116
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,588,116
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 14.91%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 02133L109

1.	Names of Reporting Persons: BCE-AMR Holdings LLC I.R.S. Identification Nos. of above persons (entities only): 83-1555490
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: Delaware
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 3,400,800
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,400,800
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,400,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 0.75%
14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 02133L109

1.	Names of Reporting Persons: William W. McMullen I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization: United States of America
Number of shares Beneficially owned By each reporting Person with:	7.	Sole Voting Power: 84,706,140
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 84,706,140
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 84,706,140
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11): 18.68%
14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends and restates the Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2018, as amended by Amendment No. 1 thereto, filed with the SEC on August 17, 2018 (as amended, the “Schedule 13D”) and relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Alta Mesa Resources, Inc., formerly known as Silver Run Acquisition Corporation II (the “Issuer”). The address of Issuer’s principal executive offices is 15021 Katy Freeway, Suite 400, Houston, Texas 77094-1813.

Item 2. Identity and Background.

(a)	The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”), and the jurisdiction of organization of such Reporting Persons that are entities, are as follows:

•	Bayou City Energy Management LLC, a Delaware limited liability company

•	BCE-AMH Holdings, LLC, a Delaware limited liability company

•	BCE-AMR Holdings LLC, a Delaware limited liability company

•	BCE-MESA Holdings, LLC, a Delaware limited liability company

•	William W. McMullen, an individual citizen of the United States of America

Set forth on Schedule A attached hereto, which is incorporated herein by reference, with respect to each Reporting Person that is an entity is (i) each executive officer and director of such entity; (ii) each person controlling such entity; and (iii) each executive officer and director of any entity ultimately in control of such entity. Also, set forth on Schedule A is the name, present business address, present principal occupation or employment of each Reporting Person. Except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, a copy of which is filed with this Schedule 13D under Item 7, which is hereby incorporated by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by any other Reporting Person.

(b)

The address of the principal business office of each of Bayou City Energy Management LLC, BCE-AMH Holdings, LLC, BCE-AMR Holdings LLC and BCE-MESA Holdings, LLC: 1201 Louisiana Street, Suite 3308, Houston, Texas 77002.

(c)	None of the Reporting Persons nor any person listed on Schedule A, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)

None of the Reporting Persons nor any person listed on Schedule A, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	William W. McMullen is a citizen of the U.S.A.

Item 3.	Source and Amount of Funds or Other Consideration.

The Issuer was formed in November 2016 as a Delaware blank check company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving the Issuer and one or more businesses. On March 29, 2017, the Issuer consummated its initial public offering (“IPO”) of 103,500,000 units at $10.00 per unit, with each unit consisting of one share of Class A Common Stock and one-third of one warrant. Simultaneously with the closing of the Issuer’s IPO on March 29, 2017, it completed the private sale of 15,133,333 warrants (the “Private Placement Warrants”) to Silver Run Sponsor II, LLC at a purchase price of $1.50 per Private Placement Warrant, generating gross proceeds to the Issuer of $22,700,000. A total of $1,035,000,000, comprised of $1,014,300,000 of the proceeds from the IPO, including $36,225,000 of the underwriters’ deferred discount, and $20,700,000 of the proceeds of the sale of the Private Placement Warrants were placed in a trust account to be used to fund an initial business combination.

On February 9, 2018 (the “Closing Date”), the Issuer consummated the acquisition of (i) all of the limited partnership interests in Alta Mesa Holdings, LP (“Alta Mesa”), (ii) 100% of the economic interests and 90% of the voting interests in Alta Mesa Holdings GP, LLC, the sole general partner of Alta Mesa (“Alta Mesa GP”), and (iii) all of the membership interests in Kingfisher Midstream, LLC (“Kingfisher”) (such acquisitions, the “Business Combination”), pursuant to:

•

the Contribution Agreement, dated as of August 16, 2017 (the “Alta Mesa Contribution Agreement”), among High Mesa Holdings, LP (the “Alta Mesa Contributor”), High Mesa Holdings GP, LLC, the sole general partner of the Alta Mesa Contributor, Alta Mesa, Alta Mesa GP, the Issuer and, solely for certain provisions therein, the equity owners of the Alta Mesa Contributor;

•

the Contribution Agreement, dated as of August 16, 2017 (the “Kingfisher Contribution Agreement”), among KFM Holdco, LLC (the “Kingfisher Contributor”), Kingfisher, the Issuer and, solely for certain provisions therein, the equity owners of the Kingfisher Contributor; and

•

the Contribution Agreement, dated as of August 16, 2017 (the “Riverstone Contribution Agreement” and, together with the Alta Mesa Contribution Agreement and the Kingfisher Contribution Agreement, the “Contribution Agreements”), between Riverstone VI Alta Mesa Holdings, L.P. (the “Riverstone Contributor” and, together with the Alta Mesa Contributor and the Kingfisher Contributor, the “Contributors”), and the Issuer.

At the closing of the Business Combination (the “Closing”),

•

the Issuer issued 40,000,000 shares of Class A Common Stock and warrants to purchase 13,333,333 shares of Class A Common Stock to Riverstone VI SR II Holdings, L.P. (“Fund VI Holdings”) pursuant to the terms of that certain Forward Purchase Agreement, dated as of March 17, 2017 (the “IPO Forward Purchase Agreement”), for cash proceeds of $400,000,000 to the Issuer;

•

The Issuer contributed approximately $1,406 million in cash (the proceeds of the IPO escrow account and the Forward Purchase Agreements) to SRII Opco, LP, a Delaware limited partnership and a subsidiary of the Issuer (“SRII Opco”), in exchange for (i) 169,371,730 common units representing limited partner interests (the “SRII Opco Common Units”) in SRII Opco, which are exchangeable for shares of Class A Common Stock on a one-for one basis at any time, subject to the terms and conditions of the SRII Opco LPA (as defined below), issued to the Issuer and (ii) 62,966,666 warrants to purchase SRII Opco Common Units issued to the Issuer;

•

The Issuer caused SRII Opco to issue 213,402,398 SRII Opco Common Units (approximately 55.75%) to the Contributors in exchange for the ownership interests in Alta Mesa, Alta Mesa GP and Kingfisher contributed to SRII Opco by the Contributors;

•

the Issuer agreed to cause SRII Opco to issue up to 59,871,031 SRII Opco Common Units to the Alta Mesa Contributor and the Kingfisher Contributor if the earn-out consideration provided for in the Contribution Agreements is earned by the Alta Mesa Contributor or the Kingfisher Contributor pursuant to the terms of the Contribution Agreements;

•

the Issuer issued to each of the Contributors a number of shares of Class C Common Stock, par value $0.0001 per share (the “Class C Common Stock”), equal to the number of the SRII Opco Common Units received by such Contributor at the Closing; and

•

SRII Opco then distributed to the Kingfisher Contributor cash in the amount of approximately $810 million in partial payment for the ownership interests in Kingfisher contributed by the Kingfisher Contributor.

Post-Closing Adjustment. On May 22, 2018, the Issuer, the Alta Mesa Contributor and the Kingfisher Contributor finalized the post-closing adjustments under the Contribution Agreements. Pursuant to those settlements, the Alta Mesa Contributor was issued an additional 1,197,934 SRII Opco Common Units (and a corresponding number of shares of Class C Common Stock), and the Kingfisher Contributor surrendered 89,680 SRII Opco Common Units (and a corresponding number of shares of Class C Common Stock) and approximately $5,000,000 in cash that had been held in escrow for this purpose.

Class C Common Stock. After August 9, 2018, the Contributors will generally have the right to cause SRII Opco to redeem all or a portion of their SRII Opco Common Units in exchange for shares of Class A Common Stock or, at SRII Opco’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such SRII Opco Common Units in lieu of such a redemption by SRII Opco. Upon the future redemption or exchange of SRII Opco Common Units held by a Contributor, a corresponding number of shares of Class C Common Stock will be cancelled. After the Closing, holders of Class C Common Stock, together with holders of Class A Common Stock, voting as a single class, will have the right to vote on all matters properly submitted to a vote of the Issuer’s stockholders, but holders of Class C Common Stock will not be entitled to any dividends or liquidating distributions from the Issuer.

On February 9, 2018, the Issuer’s compensation committee of its board of directors, acting pursuant to the Alta Mesa Resources, Inc. 2018 Long Term Incentive Plan (the “LTIP”) granted the following persons the following awards:

Name	Stock Options	Number of Restricted Shares
Harlan H. Chappelle	589,623	—
Michael E. Ellis	353,774	—
Michael A. McCabe	283,019	125,786
Homer “Gene” Cole	283,019	125,786
Dale Hayes	42,453	18,868

subject, with respect to the restricted stock awards, to the effective date of a Registration Statement filed with the SEC with respect to the issuance of securities issuable pursuant to the LTIP. Such a Registration Statement was filed with the SEC and became effective on April 12, 2018. The options and restricted stock awards will each vest in three substantially equal annual installments on the first three anniversaries of February 9, 2018, subject to the executive’s continued service with the Issuer and the accelerated vesting terms of the applicable award agreement. The options are exercisable at $9.54 per share, the opening price of the Class A Common Stock on February 9, 2018.

From August 17, 2018 through August 21, 2018, BCE-AMR Holdings LLC purchased 3,400,800 shares of Class A Common Stock in open market transactions from working capital for an aggregate purchase price of $14,852,157.06, including brokerage commissions.

Item 4. Purpose of Transaction.

The response to Item 3 above is incorporated herein by reference. The Contributors acquired (1) the SRII Opco Common Units, which are exchangeable for shares of the Issuer’s Class A Common Stock, and (2) shares of the Issuer’s Class C Common Stock, for investment purposes.

(a) Pursuant to the Alta Mesa Contribution Agreement and the Kingfisher Contribution Agreement, for a period of seven years following the Closing, the Alta Mesa Contributor and the Kingfisher Contributor may be entitled to receive additional SRII Opco Common Units (and a corresponding number of shares of Class C Common Stock) as earn-out consideration if the 20-day volume-weighted average price (“20-Day VWAP”) of the Class A Common Stock equals or exceeds specified prices as follows (each such payment, an “Earn-Out Payment”):

20-Day VWAP	Earn-Out Consideration Payable to the Alta Mesa Contributor	Earn-Out Consideration Payable to the Kingfisher Contributor
$14.00	10,714,285 SRII Opco Common Units	7,142,857 SRII Opco Common Units
$16.00	9,375,000 SRII Opco Common Units	6,250,000 SRII Opco Common Units
$18.00	13,888,889 SRII Opco Common Units	—
$20.00	12,500,000 SRII Opco Common Units	—

Neither the Alta Mesa Contributor nor the Kingfisher Contributor will be entitled to receive a particular Earn-Out Payment on more than one occasion and, if, on a particular date, the 20-Day VWAP entitles the Alta Mesa Contributor or the Kingfisher Contributor to more than one Earn-Out Payment (each of which has not been previously paid), the Alta Mesa Contributor and/or the Kingfisher Contributor will be entitled to receive each such Earn-Out Payment. The Alta Mesa Contributor and the Kingfisher Contributor will be entitled to the earn-out consideration described above in connection with certain liquidity events of the Issuer, including a merger or sale of all or substantially all of the Issuer’s assets, if the consideration paid to holders of Class A Common Stock in connection with such liquidity event is greater than any of the above-specified 20-Day VWAP hurdles.

After August 9, 2018, the Contributors will generally have the same right to cause SRII Opco to redeem all or a portion of their SRII Opco Common Units in exchange for an equal number of shares of the Issuer’s Class A Common Stock or, at SRII Opco’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such SRII Opco Common Units in lieu of such a redemption by SRII Opco. If all of the Earn-Out Payment is payable, the Contributors will have the right to receive up to 59,871,031 shares of the Issuer’s Class A Common Stock in exchange for the SRII Opco Common Units received as payment of the Earn-Out Payment consideration. Upon the future redemption or exchange of SRII Opco Common Units held by a Contributor, a corresponding number of shares of Class C Common Stock will be cancelled.

In connection with the Closing, the Issuer and the Contributors entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer will be required to register for resale shares of Class A Common Stock issuable upon the future redemption or exchange of SRII Opco Common Units by the Contributors (collectively, “Registrable Securities”). The Issuer is required to, within 30 calendar days after consummation of the Business Combination, file a registration statement registering the resale of Registrable Securities held by the Contributors. If an underwritten offering is reasonably expected to result in gross proceeds of more than $50 million, (i) the Alta Mesa Contributor is entitled to demand six underwritten offerings, (ii) the Riverstone Contributor is entitled to demand three underwritten offerings and (iii) the Kingfisher Contributor is entitled to demand two underwritten offerings. The holders will also have certain “piggy-back” registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

In connection with the Business Combination, the Issuer’s stockholders approved and adopted the LTIP and the material terms thereunder. A total of 50,000,000 shares of Class A Common Stock have been reserved for issuance under the LTIP.

The Reporting Persons currently intend to purchase additional shares of Class A Common Stock from time to time, depending on market conditions and the business performance of the Issuer, but do not currently plan to purchase a number of shares that would result in a substantial change in the beneficial ownership of the Issuer or the Reporting Persons’ ability to control the issuer.

Although no Reporting Person has any specific plan or proposal to acquire, transfer or dispose of any Class A Common Stock other than as described above, consistent with its investment purpose, each Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, acquire or seek to acquire additional shares of Class A Common Stock in the open market, in privately negotiated transactions or otherwise, or dispose of or seek to dispose of all or a portion of the shares of Class A Common Stock or the SRII Opco Common Units now owned or hereafter acquired. In addition, any Reporting Person may, either directly or through one or more affiliates, from time to time or at any time and subject to price, market and general economic and fiscal conditions and other factors, consolidate or seek to consolidate assets held by such Reporting Person and its affiliates, including acquiring assets owned by, or selling assets to, the Issuer, or make changes or seek to make changes to the capital structure of the Issuer. Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4.

None of the Reporting Persons has made a determination regarding a maximum or minimum number of shares of Class A Common Stock or other securities of the Issuer that it may hold at any point in time.

(b)-(c) See Item 3 above.

(d) In connection with the Closing, the Issuer issued one share of Series A Preferred Stock, par value $0.0001 per share (“Series A Preferred Stock”), to each of Bayou City Energy Management LLC (“Bayou City”), HPS Investment Partners, LLC (“HPS”), and AM Equity Holdings, LP (“AM Management”). For so long as the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock will be entitled to nominate and elect directors to the Issuer’s board of directors for a period of up to five years following the Closing based on their and their affiliates’ beneficial ownership of Class A Common Stock as follows:

Holder / Beneficial Ownership and Other Requirements	Designation Right
Bayou City and its affiliates
• at least 10%	one director who must be independent for purposes of the listing rules of The NASDAQ Capital Market (“NASDAQ”) (unless the director to be nominated is William W. McMullen who need not be independent)
HPS and its affiliates
• at least 10%	one director who must be independent for purposes of the listing rules of NASDAQ
AM Management and its affiliates
• at least 10%	two directors who need not be independent for purposes of the listing rules of NASDAQ
• less than 10% but at least 5% and either Hal Chappelle or Michael Ellis is a member of the Issuer’s management	one director who need not be independent for purposes of the listing rules of NASDAQ

Bayou City has elected to appoint William W. McMullen, HPS has elected to appoint Don Dimitrievich and AM Management has elected to appoint Harlan H. Chappelle and Michael E. Ellis, each in accordance with their rights arising out of ownership of the Series A Preferred Stock. In addition, in accordance with the Alta Mesa Contribution Agreement, James T. Hackett, the Issuer’s former Chief Executive Officer and Chairman of the Board, was appointed as Executive Chairman of the Board and Chief Operating Officer—Midstream, Mr. Chappelle was appointed Chief Executive Officer, Michael E. Ellis was appointed Chief Operating Officer—Upstream and Michael A. McCabe was appointed Chief Financial Officer.

(e)-(f) None.

(g)

Establish Class C Common Stock

In connection with the Business Combination, the Issuer’s stockholders approved amendments to the Issuer’s amended and restated certificate of incorporation (the “Charter”) to provide for the establishment of a new class of capital stock designated as Class C Common Stock. In connection with the Business Combination and pursuant to the Contribution Agreements, the Contributors were issued SRII Opco Common Units and acquired an equal number of shares of Class C Common Stock. The Contributors collectively own all of the Issuer’s outstanding Class C Common Stock and, following the Closing, the Issuer expects to maintain a one-to-one ratio between the number of outstanding shares of Class C Common Stock and the number of SRII Opco Common Units owned by each of the Contributors so that each of the Contributors will have a voting interest in the Issuer that is identical to their economic interest in SRII Opco.

Shares of Class C Common Stock may be issued only to the Contributors, their respective successors and assigns, as well as any permitted transferees. A holder of Class C Common Stock may transfer shares of Class C Common Stock to any transferee (other than the Issuer) only if, and only to the extent permitted by the agreement of limited partnership of SRII Opco (the “SRII Opco LPA”), such holder also simultaneously transfers an equal number of such holder’s SRII Opco Common Units to such transferee in compliance with the SRII Opco LPA. Holders of Class C Common Stock will vote together as a single class with holders of Class A Common Stock on all matters properly submitted to a vote of the Issuer’s stockholders. Holders of Class C Common Stock will not be entitled to any dividends from the Issuer and will not be entitled to receive any of the Issuer’s assets in the event of any voluntary or involuntary liquidation, dissolution or winding up of its affairs.

Upon the future redemption or exchange of SRII Opco Common Units held by any of the Contributors, a corresponding number of shares of Class C Common Stock held by such Contributor will be cancelled.

Increase Number of Authorized Shares of Class A Common Stock

In connection with the Business Combination, the Issuer’s stockholders approved and adopted an amendment to the Charter to increase the number of authorized shares of Class A Common Stock from 400,000,000 shares to 1,200,000,000 shares. After a specified period of time after Closing, the Contributors will generally have the right to cause SRII Opco to redeem all or a portion of the Contributors’ SRII Opco Common Units in exchange for shares of Class A Common Stock or, at SRII Opco’s option, an equivalent amount of cash; provided that the Issuer may, at its option, effect a direct exchange of cash or Class A Common Stock for such SRII Opco Common Units in lieu of such a redemption by SRII Opco.

Exclusive Forum Charter Proposal Adopted

In connection with the Business Combination, the Issuer’s stockholders approved and adopted an amendment to the Charter, which provides that a stockholder of the Issuer bringing certain types of claims against the Issuer, its officers or directors will be required to bring that claim in the court of chancery in the State of Delaware (the “Court of Chancery”), subject to the Court of Chancery having personal jurisdiction over the defendants. If the Court of Chancery dismisses such claim because it does not have subject matter jurisdiction over the claim, then the claim must be brought in another state court in the State of Delaware (the “Exclusive Forum Charter Amendment”).

The effect of the Exclusive Forum Charter Amendment on the Issuer’s stockholders is that any Issuer’s stockholder bringing: (i) any derivative action or proceeding brought on behalf of the Issuer, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or agent of the Issuer to the Issuer or the Issuer’s stockholders, creditors or other constituents, (iii) any action asserting a claim against the Issuer or any director or officer of the Issuer arising pursuant to any provision of the Delaware General Corporation Law or the Charter or the bylaws (as either may be amended from time to time) of the Issuer, (iv) any action to interpret, apply, enforce or determine the validity of the Charter or the bylaws of the Issuer or (v) any action asserting a claim against the Issuer or any director or officer of the Issuer governed by the internal affairs doctrine, will be required to bring such claim in the Court of Chancery, subject to the Court of Chancery having personal jurisdiction over the defendants, or, if the Court of Chancery dismisses such claim because it does not have subject matter jurisdiction over the claim, in another state court in the State of Delaware.

Additional Charter Amendments Adopted

In connection with the Business Combination, the Issuer’s stockholders approved and adopted an amendment to the Charter that eliminates certain provisions relating to an initial business combination that will no longer be applicable to the Issuer following the consummation of the Business Combination.

(h)-(j) None.

Item 5.	Interest in Securities of the Issuer.

(a)

Each of the stockholders of High Mesa Inc. (“High Mesa”) has entered into the Alta Mesa Resources, Inc. Equity Voting Agreement (the “Equity Voting Agreement”). The interests of the Alta Mesa Contributor are beneficially owned (either directly or through interests in High Mesa) by three groups, each consisting of affiliated parties: (i) AM MME Holdings, LP, Galveston Bay Resources Holdings, LP, Petro Acquisitions Holdings, LP, Petro Operating Company Holdings, Inc., Harlan H. Chappelle, Homer “Gene” Cole, Michael E. Ellis, Michael A. McCabe, Dale Hayes, and MME Mission Hope, LLC (collectively, the “Management Holders”), (ii) HPS Investment Partners, LLC, Mezzanine Partners II Delaware Subsidiary, LLC, Offshore Mezzanine Partners Master Fund II, L.P., Institutional Mezzanine Partners II Subsidiary, L.P., AP Mezzanine Partners II, L.P., The Northwestern Mutual Life Insurance Company, The Northwestern Mutual Life Insurance Company for its Group Annuity Separate Account, Northwestern Mutual Capital Strategic Equity Fund III, LP, KCK-AMIH, Ltd., United Insurance Company of America, and Jade Real Assets Fund, L.P. (collectively, the “HPS Alta Mesa Holders”), and (iii) Bayou City, BCE-MESA Holdings LLC, and BCE-AMH Holdings, LLC (collectively, the “Bayou City Holders”).

In accordance with the terms of the Equity Voting Agreement, when the board of directors of High Mesa is unable to determine by unanimous consent how to vote the shares held directly or indirectly by High Mesa, the Alta Mesa Contributor and High Mesa will vote the shares of Class A Common Stock or Class C Common Stock held by them proportionately in accordance with the express direction of the HPS Alta Mesa Holders, the Bayou City Holders and the Management Holders, respectively, based upon the relative ownership in High Mesa of each such group. Because each of Management Holders is party to the Equity Voting Agreement and participates in voting the shares owned by the Management Holders, each of the Management Holders is deemed by Rule 13d-5(b)(1) of the Exchange Act to be the beneficial owner of all shares of the Issuer’s Class A Common Stock, Class C Common Stock and the SRII Common Units beneficially owned by all the Management Holders. Therefore, as a result of such rule, each Management Holder may be deemed to have shared voting power over all of the 193,463,817 shares of Class C Common Stock subject to the Equity Voting Agreement over which the Management Holders have voting control. In addition, if the 193,463,817 SRII Common Units beneficially owned by the Alta Mesa Contributor and High Mesa were to be exchanged for shares of the Issuer’s Class A Common Stock as described in Item 1 above, such shares of Class A Common Stock would also be subject to the Equity Voting Agreement. Based upon 179,483,937 shares of Class A Common Stock outstanding on June 4, 2018, 136,665,750 shares of Class C Common Stock owned by the Alta Mesa Contributor, 46,478,174 Earn-Out Units held by the Alta Mesa Contributor, 428,786 of the Kingfisher Contributor’s Earn-Out Units beneficially owned by the Alta Mesa Contributor and 4,287,864 of the Kingfisher Contributor’s Earn-Out units beneficially owned by High Mesa, 509,385 of the Reserve Units beneficially owned by the Alta Mesa Contributor and 5,093,857 of the Reserve Units beneficially owned by High Mesa, the shares of Class A Common Stock, Class C Common Stock and SRII Opco Common Units beneficially owned by the Alta Mesa Contributor and High Mesa represent approximately 51.87% of the Issuer’s Class A Common Stock on an as-converted and as-exchanged basis, and approximately 51.87% of the voting power of the Issuer.

136,665,750 of the shares of Class A Common Stock covered by this Schedule 13D are currently issuable to the Alta Mesa Contributor upon redemption of SRII Opco Common Units owned beneficially and of record by the Alta Mesa Contributor. An additional 46,478,174 of the shares of Class A Common Stock covered by this Schedule 13D may be issued to the Alta Mesa Contributor as an Earn-Out Payment as described in Item 4 (“Earn-Out Units”). In addition, the Kingfisher Contributor currently owns 15,910,320 SRII Opco Common Units (the “Reserve Units”) which are also redeemable for shares of the Issuer’s Class A Common Stock as well as 13,392,857 Earn-Out Units. Under the terms of the Kingfisher Contribution Agreement, the Kingfisher Contributor may not transfer any of the Reserve Units until (x) with respect to 8,000,000 of the Reserve Units, February 9, 2019, and (y) with respect to the remainder of the Reserve Units, August 9, 2019. Through the Alta Mesa Contributor’s interest in ARM-M I, LLC, a member of the Kingfisher Contributor, the Alta Mesa Contributor’s ownership share of the Kingfisher Contributor’s (i) Reserve Units is 509,386 Reserve Units and (ii) Earn-Out Units is 428,786 Earn-Out Units. Notwithstanding the contractual restrictions on the Earn-Out Units and the Reserve Units, all of the Earn-Out Units indirectly owned by the Alta Mesa Contributor are reported as beneficially owned by the Alta Mesa Contributor, High Mesa and the Management Holders under this Schedule 13D, as is their pro rata share of the Earn-Out Units and Reserve Units owned by the Kingfisher Contributor.

Through High Mesa’s interest in HMS Kingfisher Holdco, LLC, a member of the Kingfisher Contributor, High Mesa’s ownership share of the Kingfisher Contributor’s (i) currently outstanding Reserve Units is 5,093,857 Reserve Units and (ii) Earn-Out Units is 4,287,864 Earn-Out Units.

The sole general partner of the Alta Mesa Contributor is High Mesa Holdings GP, LLC (“High Mesa GP”). High Mesa holds a majority of the outstanding limited partner interests in the Alta Mesa Contributor and all of the outstanding limited liability company interests in High Mesa GP. The interests of the Alta Mesa Contributor will be beneficially owned (either directly or through interests in High Mesa) by three groups, the Management Holders, the HPS Alta Mesa Holders and the Bayou City Holders, which own approximately 26.84%, 34.88% and 38.28%, respectively, of the beneficial ownership of the Alta Mesa Contributor. Of the Management Holders, AM MME Holdings, LP, Galveston Bay Resources Holdings, LP, Petro Acquisitions Holdings, LP, and Petro Operating Company Holdings, Inc. are owned by Michael E. Ellis. AM Equity Holdings, LP is owned 73.7617% by Michael E. Ellis (through AM MME Holdings, LP), 24.9825% by Harlan H. Chappelle, 0.6278% by Homer “Gene” Cole and 0.6278% by Michael A. McCabe. MME Mission Hope, LLC is beneficially owned by Michael E. Ellis.

The aggregate percentage of shares of Class A Common Stock reported owned by each person named herein is based upon 179,483,937 shares of Class A Common Stock outstanding on June 4, 2018 and 136,665,750 shares of Class A Common Stock issuable upon redemption of the SRII Opco Common Units, 509,386 of the Reserve Units owned by the Kingfisher Contributor but beneficially owned by the Alta Mesa Contributor, 5,093,857 Reserve Units owned by the Kingfisher Contributor but beneficially owned by High Mesa, 46,478,174 Earn-Out Units issuable to the Alta Mesa Contributor, 428,786 Earn-Out Units issuable to the Kingfisher Contributor and beneficially owned by the Alta Mesa Contributor, and 4,287,864 Earn-Out units held by the Kingfisher Contributor and beneficially owned by High Mesa Inc. As of the close of business on June 8, 2018, the Reporting Persons beneficially owned the following number of shares of Class A Common Stock, representing the following percentages of the shares of Class A Common Stock outstanding assuming conversion of the Alta Mesa Contributor’s and High Mesa’s SRII Opco Common Units into Class A Common Stock and the issuance of all of the Earn-Out Units and the conversion thereof into Class A Common Stock:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer(5)
BCE-AMH Holdings, LLC(1)	13,717,223	3.02%
BCE-AMR Holdings LLC(3)	3,400,800	0.75%
BCE-MESA Holdings, LLC(1)	67,588,116	14.91%
Bayou City Energy Management LLC(2)(3)	84,706,140	18.68%
William W. McMullen(4)	84,706,140	18.68%

(1)	Each of BCE-AMH Holdings, LLC and BCE-MESA Holdings, LLC (collectively, the “BCE Holders”) manage, directly or indirectly, High Mesa.
(2)	Bayou City Energy Management LLC (“BCEM”) is not a stockholder of High Mesa, but is party to the Stockholders Agreement of High Mesa.
(3)	BCEM manages, directly or indirectly, each of the BCE Holders and BCE-AMR Holdings LLC.
(4)

William W. McMullen (“McMullen”) manages, directly or indirectly, BCEM. McMullen disclaims beneficial ownership of any securities of the Issuer that may be deemed to be beneficially owned by the Bayou City Holders, BCE-AMR Holdings LLC and their affiliates.

(5)

Calculation of percentage based on a total of 179,058,693 shares of Class A Common Stock outstanding based on information reported in Alta Mesa Resources, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2018.

(b)	Number of shares of Class A Common Stock as to which such person has:

(i)	Sole power to vote or to direct the vote;
(ii)	Shared power to vote or to direct the vote;
(iii)	Sole power to dispose or to direct the disposition; or
(iv)	Shared power to dispose or to direct the disposition.

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
BCE-AMH Holdings, LLC	13,717,223	0	13,717,223	0
BCE-AMR Holdings LLC	3,400,800	0	3,400,800	0
BCE-MESA Holdings, LLC	67,588,116	0	67,588,116	0
Bayou City Energy Management LLC	84,706,140	0	84,706,140	0
William W. McMullen	84,706,140	0	84,706,140	0

(c)	The response to Item 3 above is incorporated herein by reference for a description of any transactions in the class of securities reported on that were effected during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Item 3 and Item 4 is hereby incorporated herein by reference.

Stockholders Agreement and Limited Partnership Agreement

Each of the stockholders of High Mesa has entered into the Equity Voting Agreement. In accordance with the terms of the Equity Voting Agreement, the Alta Mesa Contributor will vote the shares of Class C Common Stock held by it proportionately in accordance with the express direction of the HPS Alta Mesa Holders, the Bayou City Holders and the Management Holders, respectively, based upon the relative ownership in the Alta Mesa Contributor of each such group. Mr. Ellis (who will be the Issuer’s Chief Operating Officer—Upstream and one of the Issuer’s directors following the completion of the Business Combination), through his ownership in AM MME Holdings, LP, Galveston Bay Resources Holdings, LP, Petro Acquisitions Holdings, LP, Petro Operating Company Holdings, Inc. AM Management, and MME Mission Hope, LLC will effectively control the vote of the Management Holders.

McMullen disclaims beneficial ownership of any securities of the Issuer that may be deemed to be beneficially owned by the Bayou City Holders and its affiliates.

Each of the Reporting Persons disclaims beneficial ownership of the shares held by the Alta Mesa Contributor and the other direct and indirect owners of the Alta Mesa Contributor, except to the extent of their respective pecuniary interests therein.

Series A Certificate of Designation

Bayou City, HPS and AM Management own the only outstanding shares of the Issuer’s Series A Preferred Stock, and may not transfer the Series A Preferred Stock or any rights, powers, preferences or privileges thereunder except to an affiliate (as defined in the SRII Opco LPA). The holders of the Series A Preferred Stock will not be entitled to vote on any matter on which stockholders of the Issuer generally are entitled to vote. The Series A Preferred Stock is not convertible into any other security of the Issuer, but will be redeemable for the par value thereof by the Issuer upon the earlier to occur of (1) the fifth anniversary of the Closing Date, (2) the optional redemption of such Series A Preferred Stock at the election of the holder thereof or (3) upon a breach of the transfer restrictions described above. For so long as the Series A Preferred Stock remains outstanding, the holders of the Series A Preferred Stock will be entitled to nominate and elect directors to the Issuer’s board of directors for a period of five years following the Closing based on their and their affiliates’ beneficial ownership of Class A Common Stock as follows:

Holder / Beneficial Ownership and Other Requirements	Designation Right
Bayou City and its affiliates
• at least 10%	one director who must be independent for purposes of the listing rules of NASDAQ (unless the director to be nominated is McMullen who need not be independent)
HPS and its affiliates
• at least 10%	one director who must be independent for purposes of the listing rules of NASDAQ
AM Management and its affiliates
• at least 10%	two directors who need not be independent for purposes of the listing rules of NASDAQ
• less than 10% but at least 5% and either Hal Chappelle or Michael Ellis is a member of the Issuer’s management	one director who need not be independent for purposes of the listing rules of NASDAQ

The vote of Bayou City, HPS and AM Management will be the only vote required to elect such nominees to the Issuer’s board of directors (each such director, in such capacity, a “Series A Director”). So long as the Series A Preferred Stock remains outstanding, vacancies on the Issuer’s board of directors resulting from the death, resignation, retirement, disqualification or removal of a Series A Director will be filled only by the affirmative vote of the holder of the Series A Preferred Stock.

Amended and Restated Agreement of Limited Partnership of SRII Opco

The Issuer’s business is operated through SRII Opco and its subsidiaries, including Alta Mesa and Kingfisher. At the Closing, the Issuer, SRII Opco GP, LLC, a wholly owned subsidiary of the Issuer and the sole general partner of SRII Opco, and the Contributors entered into the SRII Opco LPA, which sets forth, among other things, the rights and obligations of the general partner and limited partners of SRII Opco.

The SRII Opco LPA provides a redemption right to each limited partner of SRII Opco (other than the Issuer) which entitles it to cause SRII Opco to redeem, from time to time on or after the date that is 180 days after the Closing Date (except that the Kingfisher Contributor may cause the redemption of up to 39,000,000 SRII Opco Common Units (plus any “additional common units” as defined in the Kingfisher Contribution Agreement) at any time that is 90 days after the Closing Date), all or a portion of their SRII Opco Common Units for, at SRII Opco’s option, newly-issued shares of the Issuer’s Class A Common Stock on a one-for-one basis or a cash payment equal to the average of the volume-weighted closing price of one share of Class A Common Stock for the five trading days prior to the date the Contributor delivers a notice of redemption for each SRII Opco Common Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). In the event of a “reclassification event” (as defined in the SRII Opco LPA), the general partner is to ensure that each SRII Opco Common Unit is redeemable for the same amount and type of property, securities or cash that a share of Class A Common Stock becomes exchangeable for or converted into as a result of such “reclassification event.” Upon the exercise of the redemption right, the Contributor will surrender its SRII Opco Common Units to SRII Opco for cancellation. The SRII Opco LPA requires that the Issuer contribute cash or shares of the Issuer’s Class A Common Stock to SRII Opco in exchange for a number of SRII Opco Common Units in SRII Opco equal to the number of SRII Opco Common Units to be redeemed from the Contributor. SRII Opco will then distribute such cash or shares of the Issuer’s Class A Common Stock to such Contributor to complete the redemption. Upon the exercise of the redemption right, the Issuer may, at the Issuer’s option, effect a direct exchange of cash or the Issuer’s Class A Common Stock for such SRII Opco Common Units in lieu of such a redemption. Upon the redemption or exchange of SRII Opco Common Units held by an Contributor, a corresponding number of shares of Class C Common Stock held by such Contributor will be cancelled.

In connection with the occurrence of a “general partner change of control,” the Issuer has the right to require each limited partner of SRII Opco (other than the Issuer) to cause SRII Opco to redeem some or all of such limited partner’s SRII Opco Common Units and a corresponding number of shares of Class C Common Stock, in each case, effective immediately prior to the consummation of the general partner change of control. From and after the date of such redemption, the SRII Opco Common Units and shares of Class C Common Stock subject to such redemption shall be deemed to be transferred to the Issuer and each such limited partner shall cease to have any rights with respect to the SRII Opco Common Units and shares of Class C Common Stock subject to such redemption (other than the right to receive shares of Class A Common Stock pursuant to such redemption). A “general partner change of control” will be deemed to have occurred if or upon: (i) the consummation of a sale, lease or transfer of all or substantially all of the Issuer’s assets (determined on a consolidated basis) to any person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) that has been approved by the Issuer’s stockholders and board of directors, (ii) a merger or consolidation of the Issuer with any other person (other than a transaction in which the Issuer’s voting securities outstanding immediately prior to the transaction continue to represent at least 50.01% of the Issuer’s or the surviving entity’s total voting securities following the transaction) that has been approved by the Issuer’s stockholders and board of directors or (iii) subject to certain exceptions, the acquisition by any person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) of beneficial ownership of at least 50.01% of the Issuer’s voting securities, if recommended or approved by the Issuer’s board of directors or determined by the Issuer’s board of directors to be in the Issuer’s and the Issuer’s stockholders’ best interests.

The SRII Opco LPA includes provisions intended to ensure that the Issuer at all times maintain a one-to-one ratio between (a) the number of outstanding shares of Class A Common Stock and the number of SRII Opco Common Units owned by the Issuer (subject to certain exceptions for certain rights to purchase the Issuer equity securities under a “poison pill” or similar stockholder rights plan, if any, certain convertible or exchangeable securities issued under the Issuer’s equity compensation plans and certain equity securities issued pursuant to the Issuer’s equity compensation plans (other than a stock option plan) that are restricted or have not vested thereunder) and (b) the number of outstanding shares of the Issuer’s Class C Common Stock and the number of SRII Opco Common Units owned by the Contributors. This construct is intended to result in the Contributors having a voting interest in the Issuer that is identical to the Contributors’ economic interest in SRII Opco.

The SRII Opco LPA generally does not permit transfers of SRII Opco Common Units by limited partners, subject to limited exceptions. Any transferee of SRII Opco Common Units must assume, by operation of law or written agreement, all of the obligations of a transferring partner with respect to the transferred units, even if the transferee is not admitted as a partner of SRII Opco.

The SRII Opco LPA will provide that the unanimous consent of all partners will be required to voluntarily dissolve SRII Opco. In addition to a voluntary dissolution, SRII Opco will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up SRII Opco; (ii) second, to pay debts and liabilities owed to creditors of SRII Opco; and (iii) third, to the limited partners pro-rata in accordance with their respective percentage ownership interests in SRII Opco (as determined based on the number of SRII Opco Common Units held by a limited partner relative to the aggregate number of all outstanding SRII Opco Common Units).

Registration Rights Agreement

In connection with the Closing, the Issuer and the Contributors entered into a Registration Rights Agreement, pursuant to which the Issuer will be required to register for resale shares of Registrable Securities.

The Issuer is required to, within 30 calendar days after consummation of the Business Combination, file a registration statement registering the resale of Registrable Securities held by the Contributors. If an underwritten offering is reasonably expected to result in gross proceeds of more than $50 million, (i) the Alta Mesa Contributor is entitled to demand six underwritten offerings; (ii) the Riverstone Contributor is entitled to demand three underwritten offerings; and (iii) the Kingfisher Contributor is entitled to demand two underwritten offerings.

The holders will also have certain “piggy-back” registration rights with respect to registration statements and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Tax Receivable Agreement

In the future, each of the TRA Holders (as defined below) may exchange their SRII Opco Common Units for shares of the Issuer’s Class A Common Stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) or for cash in certain circumstances, pursuant to the redemption right or the Issuer’s right to effect a direct exchange of SRII Opco Common Units under the SRII Opco LPA. SRII Opco has in effect an election under Section 754 of Internal Revenue Code of 1986, as amended (the “Code”), for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes) effective for each taxable year in which an exchange of SRII Opco Common Units for shares of Class A Common Stock or cash occurs. Pursuant to this election under Section 754 of the Code, each future exchange of SRII Opco Common Units for Class A Common Stock or cash is expected to result in an adjustment to the tax basis of the tangible and intangible assets of SRII Opco, and these adjustments will be allocated to the Issuer. Adjustments to the tax basis of the tangible and intangible assets of SRII Opco described above would not have been available to the Issuer absent these exchanges of SRII Opco Common Units. The anticipated basis adjustments are expected to increase (for tax purposes) the Issuer’s share of the depreciation, depletion and amortization deductions of SRII Opco and may also decrease the Issuer’s gains (or increase the Issuer’s losses) on future dispositions of certain SRII Opco capital assets to the extent tax basis is allocated to those capital assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that the Issuer would otherwise be required to pay in the future.

The Issuer has entered into the Tax Receivable Agreement with SRII Opco and the initial limited partners of SRII Opco (the “Tax Receivable Agreement”). This agreement will generally provide for the payment by the Issuer to the initial limited partners of SRII Opco and their permitted transferees (together, the “TRA Holders”) of 85% of the amount of net cash savings, if any, in U.S. federal, state and local income tax that the Issuer actually realizes (or is deemed to realize in certain circumstances) in periods after the Business Combination as a result of (i) certain tax basis increases resulting from the exchange of SRII Opco Common Units for Class A Common Stock (or, in certain circumstances, cash) pursuant to the redemption right or the Issuer’s right to effect a direct exchange of SRII Opco Common Units under the SRII Opco LPA, other than such tax basis increases allocable to assets held by Kingfisher or otherwise used in Kingfisher’s midstream business, and (ii) interest paid or deemed to be paid by the Issuer as a result of, and additional tax basis arising from, any payments the Issuer make under the Tax Receivable Agreement. The Issuer will retain the benefit of the remaining 15% of these cash savings.

The payment obligations under the Tax Receivable Agreement are the Issuer’s obligations and not obligations of SRII Opco. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing the Issuer’s actual tax liability to the amount the Issuer would have been required to pay had the Issuer not been entitled to any of the tax benefits subject to the Tax Receivable Agreement. In other words, the Issuer would calculate the Issuer’s federal, state and local income liabilities as if no tax attributes arising from a redemption or direct exchange of SRII Opco Common Units had been transferred to the Issuer. The term of the Tax Receivable Agreement commenced upon the completion of the Business Combination and will continue until all such tax benefits have been utilized or have expired, unless the Issuer exercises the Issuer’s right to terminate the Tax Receivable Agreement or the Tax Receivable Agreement is otherwise terminated.

The actual increase in tax basis will vary depending upon the timing of the exchanges, the price of Class A Common Stock at the time of each exchange, the extent to which such exchanges are taxable transactions and the amount of the exchanging TRA Holder’s tax basis in its SRII Opco Common Units at the time of the relevant exchange. The amount of such cash payments is also based on the amount and timing of taxable income the Issuer generates in the future, the U.S. federal income tax rate then applicable and the portion of the Issuer’s payments under the Tax Receivable Agreement that constitute interest or give rise to depreciable or amortizable tax basis. Accordingly, the Issuer is not able to estimate the actual amount of payments that would be expected under the Tax

Receivable Agreement. There may be a negative impact on the Issuer’s liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits the Issuer realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to the Issuer by SRII Opco are not sufficient to permit the Issuer to make payments under the Tax Receivable Agreement after the Issuer has paid the Issuer’s taxes and other obligations. The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either SRII Opco or the Issuer.

In addition, the TRA Holders will not reimburse the Issuer for any cash payments previously made under the Tax Receivable Agreement if any tax benefits initially claimed by the Issuer are challenged by the United States Internal Revenue Service or other relevant tax authority and are ultimately disallowed, except that excess payments made to TRA Holders will be netted against payments otherwise to be made, if any, to the TRA Holders after the Issuer’s determination of such excess. As a result, in such circumstances, the Issuer could make payments that are greater than the Issuer’s actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect the Issuer’s liquidity.

Additionally, if the Tax Receivable Agreement terminates early (at the Issuer’s election or as a result of the Issuer’s material breach of the Issuer’s obligations under the Tax Receivable Agreement, whether as a result of the Issuer’s failure to make any payment when due, failure to honor any other material obligation under it or by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the United States Bankruptcy Code or otherwise), the Issuer would be required to make a substantial, immediate lump-sum payment. This payment would equal the present value of hypothetical future payments that could be required to be paid under the Tax Receivable Agreement (calculated using a discount rate of 18%). The calculation of the hypothetical future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including that (i) the Issuer has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement; (ii) all taxable income of the Issuer is subject to the maximum applicable tax rates throughout the relevant period; and (iii) certain loss or credit carryovers will be utilized through the expiration date of such carryovers.

Voting Agreement

Certain existing owners of Alta Mesa, including Mr. Chappelle, Mr. Ellis and certain affiliates of Bayou City and HPS, own an aggregate 10% voting interest in Alta Mesa GP and will continue to own such interest following the Closing. These existing owners are a party to a voting agreement with the Alta Mesa Contributor and Alta Mesa GP, pursuant to which they have agreed to vote their interests in Alta Mesa GP as directed by the Alta Mesa Contributor. In connection with the Closing, the parties amended and restated the voting agreement to include SRII Opco as a party, and the existing owners have agreed to appoint SRII Opco as their respective proxy and attorney-in-fact with respect to any voting matters related to their respective interests in Alta Mesa GP. The voting agreement will continue to be in full force and effect until SRII Opco elects to terminate the agreement or, with respect to each existing owner individually, such existing owner no longer owns a voting interest in Alta Mesa GP.

Alta Mesa Resources, Inc. Equity Voting Agreement

Each of the stockholders of High Mesa has entered into the Equity Voting Agreement. The interests of the Alta Mesa Contributor will be beneficially owned (either directly or through interests in High Mesa) by three groups, each consisting of affiliated parties: (i) the Management Holders, (ii) the HPS Alta Mesa Holders), and (iii) the Bayou City Holders.

In accordance with the terms of the Equity Voting Agreement, the Alta Mesa Contributor, when the board of directors of High Mesa is unable to determine by unanimous consent, will vote the shares of Class A Common Stock or Class C Common Stock held by it proportionately in accordance with the express direction of the HPS Alta Mesa Holders, the Bayou City Holders and the Management Holders, respectively, based upon the relative ownership in High Mesa of each such group.

Item 7.	Material to be filed as Exhibits

Exhibit Number	Description of Exhibits

1	Joint Filing Agreement among the Reporting Persons dated August 21, 2018.

2	Contribution Agreement, dated as of August 16, 2017, among High Mesa Holdings, LP, High Mesa Holdings GP, LLC, Alta Mesa Holdings, LP, Alta Mesa Holdings GP, LLC, Silver Run Acquisition Corporation II and, solely for certain provisions therein, the equity owners of the Alta Mesa Contributor thereto (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the SEC on August 17, 2017).

3	Contribution Agreement, dated as of August 16, 2017, among KFM Holdco, LLC, Kingfisher Midstream, LLC, Silver Run Acquisition Corporation II and, solely for certain provisions therein, the equity owners of the Kingfisher Contributor thereto (incorporated by reference to Exhibit 2.2 of the Issuer’s Form 8-K filed with the SEC on August 17, 2017).

4	Amended and Restated Agreement of Limited Partnership of SRII Opco, LP dated as of February 9, 2018 (incorporated by reference to Exhibit 10.4 of the Issuer’s Form 8-K filed with the SEC on February 9, 2018).

5	Tax Receivable Agreement dated as of February 9 2018, by and among the Issuer, SRII Opco, LP, Riverstone VI Alta Mesa, L.P., and High Mesa Holdings LP (incorporated by reference to Exhibit 10.5 of the Issuer’s Form 8-K filed with the SEC on February 9, 2018).

6	Registration Rights Agreement dated February 9, 2018 by and among the Issuer, High Mesa Holdings, L.P., KFM Holdco, LLC and Riverstone VI Alta Mesa Holdings, L.P. (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the SEC on February 9, 2018).

7	Alta Mesa Resources, Inc. Equity Voting Agreement, dated March 21, 2018 (incorporated by reference to Exhibit No. 6 to the Schedule 13D of HPS Investment Partners, LLC filed with the SEC on March 21, 2018)

8	Amended and Restated Voting Agreement dated as of February 9, 2018 by and among Alta Mesa Holdings GP, LLC, High Mesa Holdings, LP, BCE-AMH Holdings, LLC, BCE-MESA Holdings, LLC, Mezzanine Partners II Delaware Subsidiary, LLC, Offshore Mezzanine Partners Master Fund II, L.P., Institutional Mezzanine Partners II Subsidiary, L.P., AP Mezzanine Partners II, L.P., The Northwestern Mutual Life Insurance Company, The Northwestern Mutual Life Insurance Company For its Group Annuity Separate Account, Northwestern Mutual Capital Strategic Equity Fund III, LP, KCK-AMIH, Ltd., United Insurance Company of America, Jade Real Assets Fund, L.P., Michael E. Ellis, and Harlan H. Chappelle (incorporated by reference to Exhibit 10.10 of the Issuer’s Form 8-K filed with the SEC on February 9, 2018).

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2018

BAYOU CITY ENERGY MANAGEMENT LLC

By:	/s/ William W. McMullen
Name:	William W. McMullen
Title:	Managing Partner

BCE-MESA HOLDINGS, LLC By: Bayou City Energy Management LLC Its: Manager

By:	/s/ William W. McMullen
Name:	William W. McMullen
Title:	Managing Partner

BCE-AMH HOLDINGS, LLC By: Bayou City Energy Management LLC Its: Manager

By:	/s/ William W. McMullen
Name:	William W. McMullen
Title:	Managing Partner

BCE-AMR HOLDINGS LLC By: Bayou City Energy Management LLC Its: Manager

By:	/s/ William W. McMullen
Name:	William W. McMullen
Title:	Managing Partner

WILLIAM W. MCMULLEN

/s/ William W. McMullen
Name: William W. McMullen

Schedule A

Bayou City Energy Management LLC

The officers and directors of Bayou City Energy Management LLC are as follows:

Name and Position	Present Principal Occupation or Employment	Principal Business Address
William McMullen, Managing Partner	Since February 9, 2018, Mr. McMullen has served as a director of the Issuer. Mr. McMullen serves as the Managing Partner of BCEM.	1201 Louisiana Street, Suite 3308, Houston, Texas 77002

Mark Stoner, Partner	Mr. Stoner serves as a Partner of BCEM.	1201 Louisiana Street, Suite 3308, Houston, Texas 77002

Kristin MacKelvey, Chief Financial Officer	Ms. MacKelvey serves as the Chief Financial Officer of BCEM.	1201 Louisiana Street, Suite 3308, Houston, Texas 77002

Darren Lindamood, Director and General Counsel	Mr. Lindamood serves as the General Counsel and as a Director of BCEM.	1201 Louisiana Street, Suite 3308, Houston, Texas 77002

Bayou City Energy Management LLC manages, directly or indirectly, BCE-AMH Holdings, LLC, BCE-MESA Holdings, LLC and BCE-AMR Holdings LLC. None of BCE-AMH Holdings, LLC, BCE-MESA Holdings, LLC or BCE-AMR Holdings, LLC has directors or officers. William McMullen is the Managing Partner of Bayou City Energy Management LLC. As such, Mr. McMullen is in a position indirectly to determine the investing and voting decisions made by each of Bayou City Energy Management LLC, BCE-MESA Holdings, LLC, BCE-AMH Holdings, LLC and BCE-AMR Holdings LLC.